May 27, 2009

Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 63 to the Registration
Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on April 27, 2009 concerning Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Proxy Materials

Please note that pursuant to amended Rule 14a-16 under the Securities Exchange Act of 1934, funds are now required to post their own proxy materials on the internet. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Exchange Act Release No. 56135 (Aug. 1, 2007).

The Trust notes the above comment.

Sonny Oh

May 27, 2009

PROSPECTUS

1.	Front Cover Page

(a)	On the front cover page, the twelve (12) new portfolios are defined as “Portfolios.” Therefore, please use the term consistently throughout the prospectus so as to avoid confusion as to what disclosure is specifically applicable to the new Portfolios as opposed to any portfolio of the Trust (see, e.g., disclosure under “The Trust” on page 28 and subsequent disclosure).

The Trust has revised the relevant references to “Portfolios” as appropriate.

(b)	Please confirm the absence of a reference to retirement plans in the first sentence of footnote”*” on the front cover page.

The Trust has revised the footnote to include a reference to retirement plans.

2.	About the Investment Portfolios (page 3)

Given that the Portfolios are new series of the Trust, please note the inclusion of benchmarks in the absence of any performance information. At least for purposes of this post-effective amendment, please consider appropriate revisions.

The Trust has not made the requested change because it believes that it would be helpful to investors to provide additional information about the indexes on which the Portfolios’ investments are based.

3.	Investment Objective

All twelve (12) Portfolios have the same investment objective. For clarity and more complete disclosure, please stratify the investment objectives of each group of Portfolios (grouped in threes on pages 4, 8, 12 and 16 (each, a “Group”)) to distinguish each Group from the other Groups. For example, please consider noting the focus of each Group, respectively, on large cap, mid cap, small cap, and international stocks.

The Trust has revised the relevant disclosure in response to this comment.

Sonny Oh

May 27, 2009

4.	The Investment Strategy

(a)	Please expand on and specify the differences among the Portfolios within each Group as generally described in the fifth paragraph of the “The Investment Strategy” portion of the summary (i.e., the reader should at least have a basic understanding of what distinguishes one Portfolio from another within a single Group).

The Trust has made the requested change.

(b)	Please reconcile the percentages provided in the second paragraph with those provided in the fifth paragraph (i.e., even with a 30% deviation as stated in the second paragraph, clarify how the exposure to S&P 500 (or other applicable index) can swing from 0% or negative to a 100% or more exposure as stated in fifth paragraph). To the extent this is achieved by the other strategies noted later (e.g., derivatives and short sales), please revise the second paragraph to summarize what is noted in the fifth and sixth sentences of the fifth paragraph.

The Trust has reconciled the relevant disclosure.

(c)	With regard to the last sentence of the second paragraph regarding investments in “equity securities of companies that are not included in this index,” please clarify what types of companies these are and, if applicable, please also provide corresponding risk disclosure in the next subsection and a more complete discussion of risks later in the prospectus. For example, for the first Group, if such companies consisted of small-capitalization companies, then disclose this fact as well as provide appropriate risk disclosure regarding such companies. Please also clarify what is intended by “limited.”

The Trust revised the relevant disclosure in response to this comment.

(d)	Please provide all relevant disclosure in the second to last paragraph regarding the Portfolios status as non-diversified portfolios as required by Item 4(b)(iv).

The Trust has added the requested disclosure in response to this comment.

Sonny Oh

May 27, 2009

(e)	With regard to the last sentence of the second to last paragraph regarding taking defensive measure, please also disclose the effect of taking such defensive measures. Instruction 6 to Item 9(b)(1).

The Trust has added the requested disclosure in response to this comment.

5.	The Principal Risks

For the last Group beginning on page 16, please provide the breakdown of risks associated with Foreign Securities Risk (see breakdown on pages 23 and 24) as was provided for Derivatives Risk (see breakdown on page 21).

The Trust has made the requested change.

6.	Portfolio Fees and Expenses

(a)	Please delete “Total” from the caption for the last line item of the annual portfolio operating expenses table.

The Trust has made the requested change.

(b)	Please confirm with the staff that if any Portfolios are operating below the applicable contractual expense limit in effect for the Portfolio, the footnote explaining the contractual limit will specify the applicable expense limits in contrast to a Portfolio operating at or above the applicable contractual expense limit where the footnote may state that the annual operating expenses of the Portfolio are limited so that they “do not exceed the amount shown above under Net Annual Portfolio Operating Expenses.”

The Trust confirms that the relevant footnote accurately reflects whether a Portfolio is operating below, at or above its expense limit.

(c)	Please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

Sonny Oh

May 27, 2009

(d)	In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods given that many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust has revised the disclosure to further clarify that Contract fees and charges are not reflected in the example.

7.	The Manager (page 28)

(a)	Please disclose whether AXA Equitable is an investment adviser registered under the Investment Advisers Act of 1940.

The Trust has not made the requested change because the Trust does not believe the requested disclosure is required by Form N-1A.

(b)	If applicable, please add disclosure in response to Item 5(a)(3), Legal Proceedings.

The Trust has not made any changes in response to this comment because the above-referenced item is inapplicable.

8.	Buying and Selling Shares (page 31)

Please note absence of disclosure under “Buying and selling shares” on page 31 corresponding to “Selling Restrictions” disclosure provided on page 27 of Post-Effective Amendment No. 59 filed on December 30, 2008.

The Trust has not made any changes in response to this comment as the requested disclosure is already included in the second paragraph of the “Buying and selling shares” section.

9.	How portfolio shares are priced (page 33)

The third bullet point under “How Portfolio Shares are Priced” should be revised to account for small- and mid-cap companies and high-yield securities.

The Trust has not made any change in response to this comment because the Trust does not believe the requested disclosure is required by Form N-1A. In addition, the Trust believes that the disclosure in the “How portfolio shares are priced” section accounts for the valuation of securities of small-capitalization issuers and high yield securities.

Sonny Oh

May 27, 2009

10.	Glossary of terms (page 36)

Please revise this section in light of the fact that this prospectus pertains specifically to the twelve (12) new Portfolios (i.e., many terms provided here may not be relevant to the description of the Portfolios or the preceding disclosure).

The Trust has revised the “Glossary of terms” section in response to this comment.

11.	Back Cover Page

Please confirm compliance with Item 1(b) including the availability of information on the Trust’s website.

The Trust confirms its belief that the disclosure complies with Item 1(b).

STATEMENT OF ADDITIONAL INFORMATION

1.	Description of the Trust (page 2)

For consistency, please reconcile the last sentence of the second to last paragraph on page 2 with the second sentence of the second paragraph under “Overview” on page 1 of the prospectus.

The Trust has reconciled the relevant disclosure.

2.	Trust Investment Policies

(a)	Fundamental Restrictions (page 3)

Please confirm compliance with Section 8(b)(1) of the Investment Company Act of 1940 (e.g., borrowing money).

The Trust confirms its belief that the disclosure complies with Section 8(b)(1) of the 1940 Act. Please refer to fundamental restriction (2) for the Trust’s fundamental policy on borrowing money.

Sonny Oh

May 27, 2009

(b)	Non-Fundamental Restrictions (page 4)

(i)	In light of the name of the first three Groups (see pages 4, 8 and 12 of the prospectus), clarify what investments are referred to as being “suggested” by the name of a Portfolio as described in the second to last paragraph.

The Trust has deleted the disclosure referenced in the SEC staff’s comment because the disclosure was inadvertently included in the Post-Effective Amendment. Rule 35d-1 does not apply to the Portfolios because they do not use any terms in their names that suggest that they focus their investments in a particular type of investment, industry or geographic region.

(ii)	Please explain the legal basis for the last paragraph and include such disclosure in the summary and fuller discussion of investment policies in the prospectus.

Section 12(d)(1)(E) of the 1940 Act generally permits an investment company to invest all of its assets in the securities of a single other investment company, notwithstanding the limitations on investments in other investment companies in Sections 12(d)(1)(A) and (B). In 1983, the SEC staff issued a Generic Comment Letter (pub. avail. Feb. 22, 1983) in which it took the position that the conversion of a traditional open-end fund to a “master/feeder” arrangement permitted by Section 12(d)(1)(E) will not constitute a change in the fund’s fundamental policies provided that (1) the fund had reserved the right to undertake this conversion in the future, and (2) the fund did not have a fundamental policy that is otherwise inconsistent with investing in the securities of a master fund. While this position represented the views of the SEC staff only and did not have the force of law, and was subsequently withdrawn by the SEC in 1998 in connection with the adoption of amendments to Form N-1A,1 the Trust has included the disclosure (as have other registrants) to make it clear that the Portfolios have reserved the right to convert to a master/feeder structure in the future. The Trust does not believe that prospectus disclosure is required by Form N-1A, particularly given that there is no current intention to convert the Portfolios to a master/feeder structure.

[1]	See Registration Form Used by Open-End Management Investment Companies, 1940 Act Release No. 23064 (March 13, 1998).

Sonny Oh

May 27, 2009

3.	Investment Strategies and Risks (page 4)

(a)	Please confirm with the staff that this section is accurate in light of the fact that the statement of additional information (“SAI”) pertains specifically to the twelve (12) new Portfolios (i.e., Brady Bonds and other types of investments provided here do not appear appropriate or relevant to the description of the Portfolios or the prospectus disclosure).

The Trust confirms its belief that this section is accurate.

(b)	The SAI discloses on page 6 that the Portfolios may engage in credit default swaps as buyers. Please clarify whether these swaps may be closed via physical settlement. If so, please note the risk that instability in the markets can threaten the ability of the fund to fulfill its obligation to deliver the underlying debt securities to the credit default swaps seller.

The Trust has added the requested risk disclosure in response to this comment.

4.	Committees of the Board

Please disclose the number of meetings held by the Valuation Committee for the past fiscal year. Item 17(b)(2)(iii).

The Trust has not made any changes in response to this comment. The Valuation Committee is not a Committee of the Board and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.

5.	Investment Management and Other Services (page 41)

For clarity, under “The Administrator” on page 41 and all other sections which normally require disclosure of values as the most recent fiscal year(s), please disclose that because the Portfolios are new and had no operations of their own prior to the date of the SAI, no applicable information has been provided.

The Trust has added the requested disclosure in response to this comment.

6.	Taxation

Please confirm that the “Taxation” section beginning on page 47 is current and complete.

The Trust confirms its belief that the “Taxation” section is current and complete.

Sonny Oh

May 27, 2009

7.	Other Information (page 50)

Please note absence of disclosure regarding shareholder meetings and class-specific expenses typically provided under “Other Information” in other post-effective amendments for the Trust as well the absence of the required disclosure regarding the independent auditors, custodian, transfer agent, counsel, and financial statements typically provided under “Other Services” in other post-effective amendments for the Trust.

The Trust has added disclosure to clarify the absence of financial statements for each Portfolio. The Trust believes the disclosure included under “Other Information” otherwise conforms with the disclosure provided under “Other Information” in other post-effective amendments filed by the Trust.

8.	Appendix C

Please include appropriate proxy information for the Trust in Appendix C.

The Trust has added the requested information to Appendix C in response to this comment.

PART C

1.	Exhibits

Please confirm that all relevant exhibits have been provided, for example, investment advisory agreements for the AllianceBernstein and BlackRock.

The Trust confirms its belief that the location of all exhibits has been provided.

2.	Indemnification

Please confirm compliance with the disclosure requirements of Item 29, which also includes all persons in common control with the registrant.

The Trust confirms its belief that the disclosure complies with the requirements of Item 29.

Sonny Oh

May 27, 2009

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an IDEA correspondence for this post-effective amendment.

This response letter, as well as a letter providing “Tandy” representations, has been filed in the form of IDEA correspondence with Post-Effective Amendment No. 69. In addition, a letter responding to select comments noted above was filed with the SEC in the form of IDEA correspondence on May 22, 2009.

*    *    *    *    *

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP